UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File No. 33-55629

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANNTAYLOR, INC. SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

7 Times Square, New York, NY	10036
(Address of principal executive offices)	(Zip Code)

(212) 541-3300

(Registrant’s telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The AnnTaylor, Inc. Savings Plan

New York, NY

We have audited the accompanying statements of net assets available for benefits of AnnTaylor, Inc. Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

New York, NY

June 23, 2006

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
Participant Directed Investments:
Investments at fair value:
AnnTaylor Stores Corporation Common Stock Fund	$3,432,858	$2,063,276
Mutual Funds	25,658,272	23,058,265
Interest in Common/Collective
Trusts (Pooled) Funds	16,362,010	12,626,344
Loans to Participants	1,012,930	775,790

Total investments	46,466,070	38,523,675

Receivables:
Employer contributions	57,243	44,571
Employee contributions	258,496	218,481
Loan repayments	26,207	18,548

Total receivables	341,946	281,600

Cash	901	—

Total assets	46,808,917	38,805,275

Liabilities:
Contributions refundable	32,422	17,679

Total liabilities	32,422	17,679

Net assets available for benefits	$46,776,495	$38,787,596

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Interest and dividend income	$2,926,974	$404,491
Net appreciation in fair value of investments	21,715	1,312,857

Net investment income	2,948,689	1,717,348

Contributions:
Employer contributions	1,277,697	1,286,100
Employee contributions	7,001,567	6,163,813
Rollover contributions	1,861,547	1,127,151

Total contributions	10,140,811	8,577,064

Total additions	13,089,500	10,294,412

DEDUCTIONS:
Benefits paid to participants	5,100,601	2,936,488

Total deductions	5,100,601	2,936,488

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	7,988,899	7,357,924

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,787,596	31,429,672

End of year	$46,776,495	$38,787,596

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	PLAN DESCRIPTION

The following description of the AnnTaylor, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the “Company”), a subsidiary of AnnTaylor Stores Corporation, as of July 1, 1989. All full-time employees of the Company who have completed thirty consecutive days of employment (consisting of at least 30 hours of service per week) and all part-time employees that have attained a 1,000 hour and one year service requirement with the Company or its subsidiaries and affiliates are eligible to make pre-tax and after-tax salary reduction contributions. Employees must complete one year of service and attain 1,000 hours to be eligible for Company matching contributions. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Ameriprise Trust Company (the “Plan Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Historically, the Company has contributed to the Plan 50% of the participant’s pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant’s eligible compensation.

Prior to July 1, 2002, participants (excluding “highly compensated employees” as defined by the Internal Revenue Service) could generally contribute up to 20% of their compensation in pre-tax and after-tax contributions. Beginning July 1, 2002, participants (excluding “highly compensated employees”) have been allowed to contribute up to 50% of their eligible compensation in pre-tax and / or after-tax contributions, so long as the sum of the amount of pre-tax and after-tax contributions does not exceed 50% of the participant’s eligible compensation. “Highly compensated employees” can defer no more than 5% of their eligible compensation as pre-tax contributions and can defer no more than 1% of their eligible compensation as after-tax contributions. A participant’s aggregate pre-tax contributions may not exceed $14,000 in 2005 and $13,000 in 2004, except that participants who have attained age 50 or will attain age 50 during the Plan year are eligible to make certain “catch up” contributions permitted by federal pension laws. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

Investments

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of 14 funds comprised of mutual funds and common/collective trusts (pooled) funds, as well as AnnTaylor Stores Corporation Common Stock Fund, which had a fair market value of $26.46 and $22.54 at December 31, 2005 and 2004, respectively.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) earnings allocable to investments credited to each participant’s account. Participants are entitled to the vested balance in their account.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.	PLAN DESCRIPTION (CONTINUED)

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant’s account and bear interest at a rate as determined by the Plan Trustee and authorized by the Plan’s Administrative Committee based on the prevailing Prime Rate at the time of the loan plus 1%.

Vesting

The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 25% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant’s account balance upon their retirement on or after age 65, death or total disability.

Participants are fully vested at all times with respect to employee contributions and earnings thereon.

Contributions Refundable

The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Payment of Benefits

Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement on or after age 65, death, total disability or employment termination. All distributions are lump sum payments. Prior to March 28, 2005, participants whose account balances were in excess of $5,000 may have elected deferred payment. On or after March 28, 2005, participants whose account balances are in excess of $1,000 may elect deferred payment.

Forfeitures

Forfeited nonvested contributions are used to reduce Company matching contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $87,876 and $35,536, respectively. During the years ended December 31, 2005 and 2004, forfeitures of $99,345 and $89,649, respectively, were utilized to reduce Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are detailed below:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and AnnTaylor Stores Corporation Common Stock are valued based on quoted market prices. The fair value of the investments in common/collective trusts (pooled) funds, except the RVST Income Fund II, is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The RVST Income Fund II is reported as the sum of the contract value (which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses) for the fund’s investments in insurance contracts and fair value for the fund’s investments in externally managed affiliated collective investment funds and other investments (primarily debt obligations). Participant loans are valued at cost less principal repayments, which approximates fair value. Interest on investments is recorded on an accrual basis as earned. Dividend income is recorded on ex-dividend date. Security transactions are recorded as of the trade date.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $7,423 at December 31, 2005. There were no amounts allocated to participant accounts at December 31, 2004.

Administrative Costs

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

Reclassification

Certain prior year amounts were reclassified to conform to the current year presentation. Specifically, mutual funds and money market funds have been reclassified to segregate the fair value portion of the common/collective trusts on the Statements of Net Assets and loan repayments - interest has been reclassified to interest and dividend income on the Statements of Changes in Net Assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan makes available various investment options for participant directed investments, including mutual funds, common/collective trusts and AnnTaylor Stores Corporation Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan Trustee invests all employee and Company contributions, as well as earnings thereon, in accordance with participant direction and the terms of the Plan. The Plan Trustee has custody of all assets in the funds. Investments at fair value at December 31 were as follows:

	2005		2004
Mutual funds:
RVS New Dimensions Fund (1)	$12,889,445	*	$13,145,976	*
AIM Constellation Fund	3,244,145	*	2,886,403	*
Templeton Foreign Fund	3,030,815	*	2,225,285	*
Royce Low-Priced Stock Fund	1,774,473		980,422
RS Emerging Growth Fund (1)	1,684,314		1,859,252

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3.	INVESTMENTS (CONTINUED)

PIMCO Total Return Fund	1,160,677		600,658
RVS Balanced Fund (Class Y) (1)	811,832		1,024,587
GMO U.S. Value Fund (Class M)	593,657		335,682
Artisan Small Cap Fund	468,914		—
Interests in Common/Collective Trusts (Pooled) Funds:
RVST Income Fund II (1)	8,690,640	*	7,030,492	*
RVST Equity Index Fund II (1)	3,121,374	*	2,257,459	*
RVST Long-Term Horizon Fund (65:35) (1)	2,997,654	*	2,291,057	*
RVST Medium-Term Horizon Fund (50:50) (1)	1,101,400		655,156
RVST Short-Term Horizon Fund (25:75) (1)	450,942		320,210
RVST Money Market I (1)	—		71,970
Employer Securities:
AnnTaylor Store Corporation Common Stock (1)	3,432,858	*	2,063,276	*

(1)	Party-in-interest
*	Represents 5% or more of the Plan’s net assets.

For 2005 and 2004 the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated/(depreciated) in fair value as follows:

	2005	2004
AnnTaylor Stores Corporation Common Stock Fund	$1,315,629	$(403,543)
RVST Income Fund II	284,775	202,919
AIM Constellation Fund	250,511	166,784
RVST Long-Term Horizon Fund (65:35)	196,333	180,578
RVST Equity Index Fund II	138,734	197,927
Templeton Foreign Fund	84,807	283,089
RVST Medium-Term Horizon Fund (50:50)	57,585	43,811
Royce Low-Priced Stock Fund	32,701	55,689
RVST Short-Term Horizon Fund (25:75)	17,728	14,851
GMO U.S. Value Fund (Class M)	8,350	24,195
RVS Balanced Fund (Class Y)	7,990	68,924
Artisan Small Cap Fund	7,112	—
AXP Blue Chip Advantage Fund	—	24,342
RS Emerging Growth Fund	(3,017)	228,311
PIMCO Total Return Fund	(18,891)	(5,922)
RVS New Dimensions Fund	(2,358,632)	230,902

Net appreciation in fair value of investments	$21,715	$1,312,857

4.	PRIORITIES UPON TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants will become 100% vested in their accounts.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s benefits counsel believe that no amendment adversely impacted the Plan’s compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

6.	PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2005 and 2004, there were transactions involving the investment of Plan assets in investment funds maintained by Ameriprise Trust Company, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA. These transactions qualify as exempt party-in-interest transactions.

The Plan invests in the AnnTaylor Stores Corporation Common Stock Fund. At December 31, 2005 and 2004, the Fund held 96,595 and 96,670 shares, respectively, of common stock of AnnTaylor Stores Corporation, the parent company of Ann Taylor, Inc., with a cost basis of $2,665,239 and $2,498,557 respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements at December 31, 2005 to Form 5500:

Total investments per the financial statements	$46,466,070
Due to participants	33,341
Deemed distributed loans	(26,898)

Total investments per Form 5500	$46,472,513

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

2005
Benefits paid per the financial statements	$5,100,601
Deemed distributed loans offset by total distributions (principal)	(5,102)
Corrective distributions	(48,921)
Benefits payable	7,423

Benefits paid per Form 5500	$5,054,001

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2005 to total income per Form 5500:

2005
Total additions per the financial statements	$13,089,500
Interest income on deemed distributed loans	571

Total income per Form 5500	$13,090,071

The following is a reconciliation of certain deemed distributions of participant loans per the financial statements for the year ended December 31, 2005 to Form 5500:

2005
Certain deemed distributions of participant loans per the financial statements	$—
Deemed distributed loans	32,571

Certain deemed distributions of participant loans per Form 5500	$32,571

The following is a reconciliation of liabilities per the financial statements for the year ended December 31, 2005 to Form 5500:

2005
Total liabilities per the financial statements	$32,422
Benefits payable	40,764

Total liabilities per Form 5500	$73,186

The following is a reconciliation of corrective distributions per the financial statements for the year ended December 31, 2005 to Form 5500:

2005
Corrective distributions per financial statements	$—
Corrective distributions	48,921

Corrective distributions per Form 5500	$48,921

ANNTAYLOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV , LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Party-in-Interest (a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
Yes	AnnTaylor Stores Corporation	Common Stock Fund, employer securities	*	*	$3,432,858
Yes	Ameriprise Trust Company	RVST Income Fund II, collective fund	*	*	8,723,981
No	Artisan Partners LLP	Artisan Small Cap Fund, mutual fund	*	*	468,914
Yes	Ameriprise Trust Company	RVS Balanced Fund (Class Y), mutual fund	*	*	811,832
No	AIM Investments	AIM Constellation Fund, mutual fund	*	*	3,244,145
Yes	Ameriprise Trust Company	RVS New Dimensions Fund, mutual fund	*	*	12,889,445
No	Grantham Mayo Van Otterloo & Co LLC	GMO U.S. Value Fund (Class M), mutual fund	*	*	593,657
No	Royce & Associates	Royce Low-Priced Stock Fund, mutual fund	*	*	1,774,473
No	Franklin Templeton Investments	Templeton Foreign Fund, mutual fund	*	*	3,030,815
Yes	Ameriprise Trust Company	RS Emerging Growth Fund, mutual fund	*	*	1,684,314
Yes	Ameriprise Trust Company	RVST Equity Index Fund II, collective fund	*	*	3,121,374
No	PIMCO	PIMCO Total Return Fund, mutual fund	*	*	1,160,677
Yes	Ameriprise Trust Company	RVST Short-Term Horizon Fund (25:75), collective fund	*	*	450,942
Yes	Ameriprise Trust Company	RVST Medium-Term Horizon Fund (50:50), collective fund	*	*	1,101,400
Yes	Ameriprise Trust Company	RVST Long-Term Horizon Fund (65:35), collective fund	*	*	2,997,654
Yes	Loans to Participants	214 loans bearing interest at rates between 5.00% and 10.50% and maturing between 2006 and 2011			986,032

					$46,472,513

Employer Identification Number: 51-0297083

Plan Number: 001

**	Cost information has been omitted for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

June 23, 2006	By:	/s/ James M. Smith
James M. Smith
Executive Vice President, Chief Financial Officer and Treasurer,
AnnTaylor, Inc.

EXHIBIT INDEX

Exhibit No.

23	Consent of Deloitte & Touche LLP